AAd 6/8/2004

[redacted]

04016739

ED STATES
XCHANGE COMMISSION
,ton, D.C. 20549

VF 6-3-04

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

SEC MAIL PROCESSING SECTION RECEIVED JUN 01 2004 WASH., D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42994

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FN: Rockwood, Inc.
NN: Duncan Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

830 Third Avenue, 14 Floor
(No. and Street)

New York, NY 10022-6527
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert David Fuchs 212-922-2088
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stanley P. Wirtheim, CPA
(Name – *if individual, state last, first, middle name*)

98 Cutter Mill Road, STE 364S, Great Neck, NY 11021
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, R. David Fuchs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rockwood Inc, as of March 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ADRIANE J. BAILEY-BECK
NOTARY PUBLIC, State of New York
No. 01BA5030016
Qualified in Westchester County
Commission Expires July 5, 2006

[signature]
Signature

Pres
Title

Adriane J. Bailey Beck
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROCKWOOD, INC.
(A Wholly-Owned Subsidiary of Santal Holdings, LLC.)
(SEC I.D. No. 8-42994)

Statement of Financial Condition and Independent Auditors' Report as of March 31, 2004 and Supplemental Report on Internal Control

Filed in Accordance with SEC Rule 17a-5(e)(3) as a Public Document.

TEL: 516-773-6280
FAX: 516-482-2035
E-MAIL: STANPW@AOL.COM

STANLEY P. WIRTHEIM
CERTIFIED PUBLIC ACCOUNTANT

98 CUTTER MILL ROAD, SUITE 364
GREAT NECK, NY 11021

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Rockwood, Inc.
830 Third Avenue, 14 Floor
New York, NY 10022

I have audited the accompanying statement of financial condition of Rockwood, Inc. (the "Company") as of March 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rockwood, Inc. as of March 31, 2004, and the results of its operations and its cash flows for the year ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stanley P. Wirtheim CPA

May 18, 2004

ROCKWOOD, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2004

ASSETS

Current assets:		
Cash	$230,990	
Accounts receivable	20,000	
Prepaid expenses and other receivables	121,659	
Total current assets		$ 372,649
Fixed assets (net of depreciation of $6,641)		82,447
		$ 455,096

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable and accrued expenses		$ 158,082
Commitment and contingency (Notes 1 and 3)		-
Stockholder's equity:		
Common stock, $1 par value – shares authorized 75,000; issued and outstanding 75,000	75,000	
Additional paid-in capital	342,501	
Accumulated deficit	(120,487)	
Total stockholder's equity		297,014
		$ 455,096

See notes to financial statements.

ROCKWOOD, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2004

1. SIGNIFICANT ACCOUNTING POLICIES:

Business

Rockwood, Inc, ("Company") is a wholly-owned subsidiary of Santal Holdings, LLC. ("Parent"). The Company is registered as a broker and dealer in securities pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company does not have any customers for which it clears transactions. Its primary source of income is from acting as a placement agent for investments and or loans to its clients. As of April 1, 2004 the Company was merged into Duncan Capital, LLC and has assumed that name. (See Footnote 9)

Securities Transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Marketable securities are valued at quoted market prices and securities not readily marketable are valued at fair value as determined by the Company. Unrealized gains and losses are included in investment and trading gains.

Cash Equivalents

Cash equivalents are highly liquid investments purchased with original maturities of three months or less.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):
Depreciation

The Company's fixed assets consists primarily of office furniture and equipment. Depreciation is computed by using the straight line method over the estimated useful lives of the assets as follows:

Furniture & fixtures	7 years
Office equipment	7 years
Computers	3 years

Leasehold improvements are amortized over the remaining term of the lease utilizing the straight –line method.

2. OTHER INVESTMENTS

The Company often receives as part of its compensation options and warrants to purchase the stock of its clients at a predetermined price as stipulated in the respective agreement. The Company has written down to zero any stock it has received as compensation for services, as these shares are restricted. The options and warrants are also deemed to have no value. Realized and unrealized gains or losses are recorded in the statement of operations.

3. FIXED ASSETS

The Company's fixed assets consist of the following:

	Cost	Accumulated Depreciation	Book Value
Office furniture & equipment	$39,466	$1,409	$38,057
Computer equipment	33,819	3,652	30,167
Leasehold improvements	15,803	1,580	14,223
Totals	$89,088	$6,641	$82,447

4. RELATED PARTY TRANSACTIONS

During 2003, the Company paid $350,000 in fees to its sole shareholder for management and other services. At year end there were no inter-company receivables or payables. The Company shares its facilities with non-related parties. (See note 7)

5. REGULATORY NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Company is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis. As of March 31, 2004, the Company had regulatory net capital of $92,908 and a regulatory net capital requirement of $5,000. The Company's net capital ratio was 1.7 to 1.0.

6. FEDERAL INCOME TAXES

The Company has available net operating losses in excess of its federal income tax liability. The Company has no deferred tax assets or liabilities other than differences between depreciation for book and tax purposes. These differences are not material and the Company has taken a full valuation allowance of the remaining net operating loss due to the facts disclosed in Note 9.

7. COMMITMENTS AND CONTINGENCIES

The Company occupies its current office space as a sub-tenant. It has not entered into a formal lease agreement for the space, but has agreed to assume responsibility for the rent which is currently approximately $16,400 per month plus the cost of utilities.

This lease expires on June 29, 2006. The base rent under this lease increases to $17,048 and $17,680 per month in years two and three respectively. The lease does not provide for any escalations and its commencement date was November 26, 2003.

8. CONCENTRATION OF CREDIT RISK

The Company maintains checking and money market accounts with balances totaling approximately $190,000 as of March 31, 2004 at one bank. These accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The Company also maintains a money market account at its clearing firm which is not insured by the FDIC, but is insured by SPIC. The balance in that account is approximately $41,000. Although four customers represented more than 10% of its revenue the Company does not perceive any risk as most of its transactions are non-recurring.

9. SUBSEQUENT EVENT:

Effective April 1, 2004, the Company agreed to be reorganized and merged into Duncan Capital, LLC (a New York limited liability company). All of its assets and liabilities were merged into the new entity. The Company's sole shareholder will now be the sole member of the LLC. The Company has assumed the name of Duncan Capital, LLC.

SUPPLEMENTAL MATERIAL

ROCKWOOD, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)

MARCH 31, 2004

Computation of net capital pursuant to rule 15c3-1	
Computation of net capital	
Total stockholder's equity from statement of financial condition	$ 297,014
Deductions and/ or charges:	
Nonallowable assets:	
Prepaid expenses and other receivables	121,659
Fixed assets net of depreciation	82,447
Net capital	$ 92,908
Computation of basic net capital requirements	
Minimum net capital required, 6 2/3% of $158,082 pursuant to Rule 15c3-1	$ 10,544
Minimum dollar net capital requirement of broker dealer	$ 5,000
Net capital requirement	$ 10,544
Excess net capital	$ 82,364
Computation of ration aggregate indebtedness to net capital	
Total aggregate indebtedness	$ 158,082
Percentage of aggregate indebtedness to net capital	170%

Statement pursuant to rule 17a-5(d)(4)
A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of From X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

ROCKWOOD, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

MARCH 31, 2004

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

TEL: 516-773-6280
FAX: 516-482-2035
E-MAIL: STANPW@AOL.COM

STANLEY P. WIRTHEIM
CERTIFIED PUBLIC ACCOUNTANT

98 CUTTER MILL ROAD, SUITE 364
GREAT NECK, NY 11021

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Rockwood, Inc.
830 Third Avenue, 14 Floor
New York, NY 10022

In planning and performing my audit of the financial statements of Rockwood, Inc. (the "Company") for the year ended March 31, 2004 (on which I issued my report dated May 18, 2004, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the redemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices an procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or if such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

My consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices, and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Associated of Securities Dealers, and other regulatory agencies that rely on Rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be used by anyone other than these specified parties.

Stanley P. Wirtheim CPA

Great Neck, New York
May 18, 2004